Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities Act of 1933

and Rule 433 (Commission File No. 333-165143) of the Securities Act of 1933

and deemed filed pursuant Rule 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

On March 2, 2010, CF Industries Holdings, Inc. issued the following press release:

CF INDUSTRIES OFFERS $47.40 PER SHARE FOR TERRA INDUSTRIES

Fully Financed Offer to be Scheduled to Close in 30 Days

Offer is Superior to Yara’s Substantially Lower, Highly Conditional Offer

DEERFIELD, IL, March 2, 2010 — CF Industries Holdings, Inc. (NYSE: CF) today announced that it has offered to acquire Terra Industries Inc. (NYSE: TRA) for $37.15 in cash and 0.0953 of a share of CF Industries common stock for each Terra share.  The offer has a total value of $47.40 per share based on CF Industries closing price on Monday, March 1, 2010.  CF Industries has received $4.05 billion of financing commitments and the offer is not subject to financing.  Morgan Stanley Senior Funding, Inc. has committed $2.8 billion and The Bank of Tokyo-Mitsubishi UFJ, Ltd. has committed $1.25 billion.  CF Industries also announced that it intends to commence an exchange offer for Terra shares that will be scheduled to expire on April 2, 2010.

“It is clear that CF Industries is the best acquirer for Terra given the compelling strategic benefits of the combination, including the substantial synergies only we can achieve together,” said Stephen R. Wilson, chairman, president and chief executive officer of CF Industries.  “We withdrew our prior offer because we believed that Terra was unwilling to agree to a sale.  Now that Terra is for sale, we have made an offer that is superior to Yara’s substantially lower, highly conditional offer.”

The offer is subject to Terra terminating its merger agreement with Yara and entering into a merger agreement with CF Industries and other customary conditions set forth in the merger agreement.

The following letter was sent to the Terra Board of Directors:

March 2, 2010

Board of Directors

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102-6000

Attention:	Henry R. Slack, Chairman of the Board
Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

CF Industries is offering to acquire Terra Industries for consideration per Terra share of $37.15 in cash and 0.0953 of a share of CF Industries common stock.  Our offer has a value per Terra share of $47.40 based on CF Industries closing price on Monday, March 1, 2010.  The offer is not subject to financing.  We intend to commence an exchange offer and will be prepared to accept shares for payment in 30 days.

We are sending a form of merger agreement to your advisors that would be signed once you have terminated your agreement with Yara.  Our offer is superior to Yara’s substantially lower, highly conditional offer.

As you acknowledged in your preliminary proxy statement, in early January we requested that Terra provide additional information so that we could be in a position to increase our offer.  As you are aware, we were advised that no information would be provided to us because “Terra is not for sale.”  Following this response, we withdrew our offer, and we have not had any further communication with you.

We do not understand how Terra could have entered into an agreement with Yara without giving CF Industries an opportunity to bid on a level playing field.  We also do not understand how Terra could have accepted an offer from Yara with a risk adjusted present value that we believe was not higher than the offer CF Industries had made in December 2009.  The value of any offer from Yara must be discounted for the lengthy period to closing, as well as the risk that numerous conditions beyond Terra’s control will not be satisfied, including regulatory, legislative and stockholder approvals.

We are more convinced than ever of the strategic benefits of this transaction.  This combination is clearly in the best interests of our respective stockholders, employees and customers.  We look forward to putting our two great companies together.

Sincerely,

Stephen R. Wilson

Chairman, President and Chief Executive Officer

CF Industries Holdings, Inc.

CF Industries has obtained a total of $4.05 billion of financing commitments to fund the transaction, refinance debt and provide for a revolving credit facility.  Morgan Stanley Senior Funding, Inc. has committed $2.8 billion and The Bank of Tokyo-Mitsubishi UFJ, Ltd. has committed $1.25 billion.  CF Industries anticipates that following the closing of the transaction, it will effect a public offering of common stock in an amount equal to approximately $1 billion.  CF Industries expects the transaction to be significantly accretive to earnings, both before and after such equity issuance.

Morgan Stanley and Rothschild are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to CF Industries.

Contacts

Terry Huch

Senior Director, Investor Relations and Corporate Communications

847-405-2515 — thuch@cfindustries.com

Susan Stillings / Erin Becker 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

About CF Industries

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries, Inc. CF Industries, Inc. is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. Additional information on CF Industries is found on the company’s website at www.cfindustries.com.

Additional Information

CF Industries Holdings, Inc. (“CF Industries”) intends to file a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO (collectively with a Letter of Transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed offer (the “Exchange Offer”) by Composite Merger Corporation, an indirect wholly-owned subsidiary of CF Industries, to exchange each issued and outstanding share of common stock of Terra Industries Inc. (“Terra”) for $37.15 in cash and 0.0953 shares of CF Industries’ common stock. The Exchange Offer has not yet commenced. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Terra common stock, nor is it a substitute for the Exchange Offer Documents.  The Offer will be made only through the Exchange Offer Documents.

In addition, CF Industries has filed a registration statement (including a base prospectus) for the public offering of securities to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and, when filed, the applicable prospectus supplement and other documents CF Industries files with the SEC for more complete information about CF Industries and any public offering of securities.

Security holders and investors may obtain any of the foregoing documents, including the Exchange Offer Documents, for free by visiting EDGAR on the SEC website at www.sec.gov or by calling Innisfree M&A Incorporated toll-free at (877) 456-3507. Free copies of the prospectus and the prospectus supplement for any public offering of securities may also be obtained, when available, from CF Industries or the underwriters to be identified in the prospectus supplement.  SECURITY HOLDERS AND INVESTORS OF CF INDUSTRIES AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER AND ANY PUBLIC OFFERING OF SECURITIES.

Forward-Looking Statements

Certain statements contained in this press release may constitute ‘‘forward-looking statements.’’ All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Holdings’ proposal and enter into definitive agreements to effect the transaction; our ability to obtain approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Holdings following completion of the proposed transaction; our ability to incur a substantial amount of indebtedness in connection with the proposed transaction, to comply with the covenants in such indebtedness and to make payments under such indebtedness when due; our ability to consummate an equity offering following the closing of the proposed transaction; CF Holdings’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Holdings’ ability to promptly and effectively integrate the businesses of Terra and CF Holdings; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; the global commodity nature of our fertilizer products, the impact of global supply and demand on our selling prices, and the intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; risks involving derivatives; weather conditions; our inability to predict seasonal demand for our products accurately; the concentration of our sales with certain large customers; the impact of changing market conditions on our Forward Pricing Program; the reliance of our operations on a limited number of key facilities and the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; risks associated with joint ventures; risks associated with expansion of our business, including unanticipated adverse consequences and the significant resources that could be required; future regulatory restrictions and requirements related to greenhouse gas emissions, climate change or other environmental requirements; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our potential inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; and the other risks and uncertainties included from time to time in our filings with the SEC. Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

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